     Exhibit 99.2



     HQ/CS/CL.24B/9191
     9 July 2002
     Sir,
                      Sub: Shareholding Pattern

     1. This has reference to our earlier letter No.HQ/CS/CL.24B/9191 dated 9 July 2002 whereby, pursuant to clause 35 of the listing agreement with Indian Stock Exchanges, we had sent the Shareholding Pattern as on 30 June 2002.

     2. It is requested to kindly ignore the shareholding pattern sent to you vide our above mentioned letter as it contains certain typographical errors. The fresh Shareholding Pattern as of 30 June 2002 is being sent herewith.


     Yours faithfully,
     For VIDESH SANCHAR NIGAM LIMITED


     R.N. Aditya
     Assistant Company Secretary


     1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No.(22) 2722061, 2721072.

     2. The Secretary, Madras Stock Exchange Limited, Post Box No.183, 11, Second Line Beach, Chennai - 600 001. Fax No.(44) 524 48 97.

     3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No.(33) 220 25 14/28 37 24.

     4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No.(11) 329 21 81.

     5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051.Fax Nos.: (22) 6598237/38.

     6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. Fax Nos.:
497 29 93.

     7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No.204 49 42.

     8. Head Office: M/s. Sharepro Services, Satam Estate, 3rd Floor, Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168 / 820 2108 / 820 2114, FAX 837 5646

     9. Ms.Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No.: +1 2126565071

     10. Shri Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street,
Mumbai - 400 023. Fax: 267 3199

     11.  Shri S. Kannan, DGM(FA), for SEC filing requirements, Fax 1195.

     12.  Shri U.C. Burman, DGM(Internet), for hosting on website.

-------------------------------------------------------------------------------------------
                               VIDESH SANCHAR NIGAM LIMITED
                           SHAREHOLDING PATTERN AS ON 30-JUN-02
-------------------------------------------------------------------------------------------
    NO.                        CATEGORY                                     HOLDING
                                                                   ------------------------
                                                                      SHARES        % AGE
-------------------------------------------------------------------------------------------
A.          PROMOTER'S HOLDING
1           Promoters/Central Govt. Including Nominees of           74446885        26.12
            President of India
2           Panatone Finvest Limited                               128249910        45.00
            SUB-TOTAL                                              202696795        71.12
B.          NON-PROMOTERS HOLDING
3           Institutional Investors
3(a)        Mutual Funds and UTI                                     2171517         0.76
3(b)        Banks, Financial Institutions, Insurance                19142907         6.72
            Companies (Central/ State Govt.
            Institutions/Non-Government Institutions)
3(c)        FIIs/ADR/Foreign Banks
            I.   FIIs                                                9604920         3.37
            ii.  ADR                                                30898548        10.84
            iii. Foreign Banks                                           NIL          NIL
            SUB-TOTAL                                               61817892        21.69
4           OTHERS
4(a)        Private Corporate Bodies                                 4196480         1.47
4(b)        Indian Public                                           16029521         5.62
4(c)        NRIs/OCBs                                                 258778         0.09
4(d)        Any other (NSDL in Transit)                                  534         0.00
            SUB TOTAL                                               20485313         7.19
-------------------------------------------------------------------------------------------
            GRAND TOTAL                                            285000000       100.00
-------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------
             STATEMENT OF SHAREHOLDING OF ENTITIES/PERSONS HOLDING MORE THAN
                    1% OF THE SHARES OF THE COMPANY AS ON 30-JUN-02
-------------------------------------------------------------------------------------------
            NOTE 1
            NAME                                                     HOLDING            %
-------------------------------------------------------------------------------------------
A.          PROMOTERS HOLDINGS
          1 Central Govt (including Nominees of President           74446885        26.12
            of India)
          2 Panatone Finvest Limited*                              128249910        25.00
B.          NON-PROMOTERS HOLDINGS

          a Mutual Funds & UTI
          b Financial Institutions
            i. Life Insurance Corp of India                         10460674         3.67
C           FII/ADR
            i. The Bank of New York                                 30898548        10.84
            ii. Goldman Sachs Investment (Mauritius Ltd.)            2943060         1.03
            NOTE II
-------------------------------------------------------------------------------------------
            TOTAL FOREIGN HOLDINGS                                  40762246        14.30
-------------------------------------------------------------------------------------------

* Consequent to the signing of Shareholders' Agreement, the Government of India has transferred 25% of the paid up capital in favour of M/s. Panatone Finvest Limited, an investing vehicle for TATA Group.